Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

RECEIVED

2007 AUG 22 A 4:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ferreyros

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

Lima, August 15th ,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of Jun 30st, 2007 and our Management Report.

Sincerely yours,

Ferreyros
AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

07026152

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
Por el periodo terminado el 30 de junio del 2007

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2006.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de ~~la traducción~~ción a los tipos de cambio al cierre del

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) ADQUISICIÓN DE EMPRESA

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C. , empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles,mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,290
Valor pagado	5,295

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/. 2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	30-06-07		31-12-06	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	411,525	57,871	371,271	45,249
Intereses diferidos	(17,850)	(4,974)	(11,707)	(4,495)
Provisión para cuentas de cobranza dudosa	(42,650)		(44,294)	
	351,025	52,897	315,270	40,754

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4) EXISTENCIAS

Este rubro comprende:

	30-06-07	31-12-06
	S/.000	S/.000
Máquinas, motores y automotores	180,384	155,078
Repuestos	120,334	108,490
Mercaderías	28,204	22,560
Servicios de taller en proceso	22,747	23,237
Productos en proceso	4,303	3,472
Materias primas y material de empaque	4,091	3,632
Existencias por recibir	105,877	98,547
	465,940	**415,016**
Provisión para desvalorización de existencias	(10,717)	(12,508)
	455,223	**402,508**

El movimiento del año de la provisión para desvalorización de existencias fue el siguiente:

	30-06-07	30-06-06
	S/.000	S/.000
Saldo inicial	12,508	19,218
Adiciones del período	3,123	6,143
Aplicaciones por ventas	(4,914)	(909)
Saldo final	**10,717**	**24,452**

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Costo -	Saldos Iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transferen cias S/.000	Otros Cambios S/.000	Saldos Finales S/.000
Terrenos	**53,734**	260	(95)	-	-	**53,899**
Edificios y otras construcciones	**97,357**	7,268	-	2,893	-	**107,518**
Instalaciones	**11,291**	876	-	-	(60)	**12,107**
Maquinaria y Equipo	**133,984**	10,566	(2,112)	6,407	(644)	**148,201**
Maquinaria y Equipo-Flota de Alquiler	**113,830**	75,425	(21,494)	5,744	(12,690)	**160,815**
Unidades de Transporte	**9,397**	973	(222)	-	39	**10,187**
Muebles y Enseres	**38,062**	2,814	-	-	(39)	**40,837**
Trabajos en Curso	**20,353**	20,780	(171)	(3,915)	(451)	**36,596**
	478,009	**118,962**	**(24,094)**	**11,129**	**(13,845)**	**570,160**
Depreciación Acumulada -						
Edificios y otras construcciones	**39,799**	1,544	(11)	-	-	**41,332**
Instalaciones	**7,311**	319	-	-	(30)	**7,600**
Maquinaria y Equipo	**93,943**	5,184	(175)	(38)	(514)	**98,399**
Maquinaria y Equipo-Flota de Alquiler	**27,309**	9,257	(6,885)	(5,961)	(200)	**23,520**
Unidades de Transporte	**7,452**	337	(222)	-	-	**7,567**
Muebles y Enseres	**30,174**	1,220	-	-	-	**31,394**
	205,989	**17,860**	**(7,293)**	**(5,999)**	**(744)**	**209,812**
Provisión para desvalorización	**(4,728)**	(108)	1,105	1,185	-	**(2,546)**
Costo Neto -	**267,292**					**357,802**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue :

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Cuarta emisión, Serie A, del primer programa	Julio del 2004	Hasta julio del 2007	7,500	23,768	7,500	23,768		
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	23,768	7,500	23,768		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	47,535			15,000	47,535
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	8,750	27,729	2,500	7,923	6,250	19,806
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	31,690			10,000	31,690
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	47,535			15,000	47,535
TOTALES			63,750	202,024	17,500	55,458	46,250	146,566

Los bonos corporativos devengan intereses anuales de 6%

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Julio del 2007	5,000	15,845
Primera emisión, Serie D, del segundo programa de instrumentos de corto plazo Ferreyros	Noviembre del 2006	Noviembre del 2007	10,000	31,690
TOTALES			15,000	47,535

Los intereses devengados por títulos de deuda ascienden a S/6 millones.

Las redenciones por títulos de deuda en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Papeles Comerciales Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Abril del 2007	5,000	15,845
Bonos Corporativos Tercera emisión, Serie A, del primer programa	Abril del 2007	625	1,981
TOTALES		5,625	17,826

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2007			2006		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	855,356	128,976	984,332	636,112	88,679	724,791
Utilidad de operación	81,152	10,843	91,995	64,021	2,596	66,617
Principales activos:						
Activos fijos	221,567	136,235	357,802	190,833	49,225	240,059
Existencias	391,963	63,260	455,223	248,204	47,338	295,542
Cuentas por Cobrar	342,927	60,995	403,922	281,359	67,127	348,486

8) PATRIMONIO

Por acuerdo de Directorio del 15 de mayo, según falcultades delegadas por Junta General de Accionistas del 28 de marzo del 2007, se aprobó la distribución de dividendos en efectivo por S/. 28.4 millones y la capitalización de resultados acumulados por S/. 51.6 millones. Al respecto, a la fecha se encuentran pendientes de emisión 46,866,504 acciones de un valor nominal de S/. 1.10. Asimismo, el Directorio aprobó la transferencia a reserva legal de S/. 9.8 millones provenientes de la utilidad neta del año 2006.

Luego de la formalización de la capitalización mediante escritura pública y la respectiva emisión de las acciones, el capital ascenderá a S/. 335,749,154.40, representado por 305,226,504 acciones comunes de un valor nominal de S/. 1.10 cada una.

9) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2007, la Compañía tiene las siguientes contingencias:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.0 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.21.6 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 32.7 y S/. 5.3 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.1 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. Al 30 de junio del 2007, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

   La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

   Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de junio del 2007, la Compañía tiene los siguientes compromisos:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

a. Avales por US $ 8.9 millones y US $ 19.2 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 3.3 millones, que garantizan transacciones diversas.

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-06-07	30-06-06	30-06-07	30-06-06
Utilidad neta	S/.	31,444,843	27,030,488	68,293,193	48,041,488
Promedio ponderado de las acciones comunes en circulación		305,226,504	305,226,504	305,226,504	305,226,504
Utilidad básica por acción	S/.	0.103	0.089	0.224	0.157

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de Junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-07	30-06-06
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	52,602	30,532
Transferencias de inmuebles, maquinarias y equipo a existencias	35,474	24,584

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de junio del 2007. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari	Victor Astete Palma
Gerente Central de Control de Gestión Y Sistemas	Gerente División de Contraloría



[illegible] información
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[illegible] Corporativas
[illegible] 3[illegible]370[illegible]0 ex 4163
[illegible]@ferreyros.com.pe

PERFIL DE LA EMPRESA

La principal línea de negocio de la empresa, que el presente año celebrará 85 años de existencia, es la importación y venta o alquiler de bienes de capital, con un reconocido servicio posventa. Asimismo, tiene almacenes de repuestos a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de talleres.

La empresa tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

Subsidiarias

Orvisa S.A.
Unimaq S.A..
Fiansa S.A.
Depósitos Efe S.A.
Domingo Rodas S.A.
Mega Caucho & Representaciones :S.A.C.
Ferrenergy S.A.C.

Orvisa S.A.

Fundada en 1974, es considerada como la primera empresa comercializadora de bienes de capital en la amazonía peruana. Tiene su oficina principal en Iquitos y cuenta con cinco sucursales: Tarapoto, Pucallpa, Puerto Maldonado, Huaypetue y Bagua. Atiende con productos y servicios diferenciados de alta productividad, principalmente, a los sectores agrícola transporte, forestal e hidrocarburos

Unimaq

Inició sus operaciones en 1999. Se dedica a la comercialización de bienes y servicios y alquiler de equipos para los sectores de minería, construcción industria y pesca. Cuenta con la representación de líneas líderes de excelente calidad. En el 2006 se aprobó la fusión de sus operaciones con las de Rentando Cat Rental Store, para poder lograr una mayor cobertura de mercado. Distribuye la marca Caterpillar para atender al mercado de construcción ligera tanto para la venta de equipos como para el alquiler de los mismos.

Fiansa S.A.

Es una empresa con sede en Trujillo y Lima. Fundada en 1967. Tiene importante experiencia en el desarrollo de soluciones integrales en la industria metal mecánica, eléctrica, electromecánica e infraestructura en general, tanto en el sector público como privado. Cuenta con capacidad de contratación otorgada por el Consejo Superior de Contrataciones y Adquisiciones del estado por un monto superior a S/.120 millones, lo que la sitúa entre las principales empresas dedicadas al rubro de infraestructura industrial.

Depósitos efe S.A.

Es una empresa fundada en 1983. Su giro de negocio es la venta de servicio de almacenaje simple de maquinarias, equipos, repuestos y bienes de consumo en general, así como productos químicos a granel. Actualmente brinda servicios de operador logístico en menor escala y de Centro de Distribución farmaceutica. En el 2006 obtuvo la importante certificación de buenas prácticas de almacenamiento, otorgado por la DIGEMID. Este certificado es el primero que se otorga a empresas del rubro.

Domingo Rodas S.A.

Es una empresa langostinera constituida en 1979. Ubicada en la provincia de Tumbes. Se dedica a la siembre, cultivo y exportación de langostino de acuicultura.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Cuenta con 251 hectáreas de producción. Ha llegado a producir cerca de 700 toneladas anuales de langostinos.

Con el fin de consolidar sus operaciones y hacer frente a las variables externa que puedan afectar sus resultados, la empresa decidió diversificar sus operaciones y dedicarse, adicionalmente, al negocio de extracción, procesamiento y exportación de productos para consumo humano directo.

Mega Caucho & Representación S.A.C.

Empresa adquirida en enero del 2007. Es distribuidor oficial de Cía Good Year del Perú S.A. y de Mobil Oil del Perú S.R.L. Desarrolla su estrategia de ventas y servicio, principalmente, en los sectores de minería, construcción, transporte, agricultura e industria.

El importante servicio de valor agregado que brinda esta empresa a los distintos sectores económicos, y el importante incremento en las ventas que obtiene año a año, lo convierten en un aliado importante y estratégico para sus clientes y representados.

Ferrenergy S.A.C.

Constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy Internacional Corporation, con una participación del 50% cada una. Energy Internacional tiene su sede en Estados Unidos. Cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia.

El objeto principal de la impresa es la venta y suministro de energía. A la fecha tiene un contrato de suministro de potencia y enegía eléctrica con Plus Petrol Norte S.A..

La gestión comercial a junio del 2007

Gestión comercial

Ferreyros realizó la importación de 50 tractocamiones *Kenworth*, procedentes de Estados Unidos y destinados a una importante empresa dedicada a la producción de cemento. La mercadería ingresó por el Puerto de Salaverry, ubicado en La Libertad, dando un impulso directo al crecimiento de las importaciones en dicha región.

Asimismo, se realizó una importante venta de camiones *Iveco* y de máquinas *CAT* a una empresa constructora, destinados al proyecto de infraestructura de la carretera Interoceánica del Sur.

Los productos de la línea *Caterpillar*, tanto para el mercado minero como para todos los mercados en que Ferreyros y otras empresas de la organización actúan, representaron el 92% del total de sus ventas en el ejercicio 2006 y han alcanzado el 90% de las mismas durante el primer semestre del 2007, incluidos los ingresos generados por la venta de repuestos y de servicio. Las máquinas y los equipos CAT han continuado mostrando altos porcentajes de participación del mercado.

Importaciones

De acuerdo con cifras de Comexperú, la empresa sigue manteniendo el primer lugar dentro de los importadores de bienes de capital del país. El nivel de importación de bienes de capital al cierre del primer semestre del año ha alcanzado en el país la cifra de US$ 2,859. Ferreyros y otras empresas de la organización han importado, en conjunto, un total de US$ 206 millones en el mismo período.

Perú: Importaciones de bienes de capital
(en US$ millones)


5,000
4,000
3,000
2,000
1,000
0

	2004	2005	2006	Ene-Jun
■ Import	1,375	3,078	4,440	2,859

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ventas

Las ventas al 30 de junio de 2007 ascendieron a S/. 981.2 millones, en comparación con S/. 729.9 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 34.4%, explicado por el desempeño experimentado en casi todos los sectores económicos en los cuales la organización realiza sus operaciones. La mayor participación la mostró el sector minero debido al aumento del precio de los minerales en el mercado internacional. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en general, por la expansión del PBI del sector construcción, cuyo crecimiento en el mes de mayo fue de 24.6%, el nivel más alto de los últimos 9 años. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector minero en el 2T 2007 muestren una participación del 40% en las ventas totales de la empresa, frente al 53% que mantuvo en el 1T 2007, mientras que para el sector construcción dicho nivel es de 29%, con un aumento de más de 13 puntos porcentuales en comparación al 1T 2007.

Ferreyros y Subsidiarias
Participación sectorial en las ventas
2T 2007 (En porcentajes)


Industria 5%
Comercio 2%
Pesca 3%
Agricultura 3%
Transporte 5%
Hidrocarburos 4%
Construccion 29%
Gobierno 1%
Otros 8%
Mineria 40%

Con el fin de mantener un sostenido crecimiento en ventas, la organización Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en Lima como en sus sucursales y subsidiarias en el resto del país.

Es importante mencionar que en el mes de febrero del 2007, Ferreyros inició las obras para la construcción de su nueva sede institucional que se encuentra ubicada en el distrito de Santiago de Surco. Esta inversión ha sido financiada por el Banco de Crédito del Perú a través de un *leasing* financiero a cinco años.

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al segundo trimestre del 2007 y 2006. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 2T 2007 ascendieron a S/. 471.9 millones, en comparación con S/. 393.5 millones del mismo período del año anterior, lo que equivale a un incremento de 19.9%, que se explica por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 25.3% a las del 2T 2006 (S/. 251.0 millones en el 2T 2007; S/. 200.3 millones en el 2T 2006), debido a lo siguiente:

- Incremento de 12.0% en la venta de equipos *Caterpillar* (S/. 186.6 millones en el 2T 2007; S/. 166.6 millones en el 2T 2006), el cual ha sido generado, principalmente, por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción, del sector mediana minería y de empresas contratistas

FERREYROS S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

que ejecutan trabajos para la mediana minería.

- Incremento en la venta de equipos agrícolas de 9.1% (S/. 9.6 millones en el 2T 2007; S/. 8.8 millones en el 2T 2006), que se explica, básicamente, por un aumento en la demanda de equipos agrícolas por parte de clientes dedicados al cultivo de arroz, debido al aumento en el precio de este producto.
- Aumento de 507.7% en las ventas de la línea automotriz (S/. 43.1 millones en el 2T 2007; S/. 7.1 millones en el 2T 2006), generado por: i) las ventas de volquetes *Iveco*, por S/ 15.2 millones, a empresas dedicadas a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería; y ii) a la venta, por S/.15.0 millones, de una flota de tractocamiones *Kenworth* a una empresa importante dedicada a la producción de cemento.
- Disminución de 34.3% en las ventas de unidades usadas (S/. 11.8 millones en el 2T 2007; S/. 17.9 millones en el 2T 2006), debido a menores ventas a clientes del exterior por falta de disponibilidad de inventario, la cual ha sido generada por la alta demanda de equipos usados tanto en el mercado local como internacional.

Las ventas de repuestos y servicios mostraron en el 2T 2007 una ligera disminución de 1.5% en comparación con las del mismo período del año anterior (S/.158.3 millones en el 2T 2007; S/.160.7 millones en el 2T 2006).

Por otra parte, los ingresos por alquiler de equipos en el 2T 2007 fueron superiores en 108.6% a las del mismo período del año anterior (S/. 9.7 millones el 2T 2007; S/. 4.7 millones en el 2T 2006), debido a un aumento en la demanda de equipos de alquiler, principalmente, por parte de contratistas dedicados a la construcción de carreteras y de obras de desarrollo para la mediana y gran minería.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Caterpillar
87%
Otros
10%
Automotor
10%
Agrícola
2%

UTILIDAD EN VENTAS

La utilidad en ventas del 2T 2007 ascendió a S/. 100.1 millones, en comparación con S/. 82.8 millones del mismo período del año anterior, es decir, un incremento de 20.9% originado principalmente por un aumento de 25.3% en las ventas de productos principales. En términos porcentuales, el margen bruto del 2T 2007 es similar al del mismo período del año anterior (21.2% en el 2T 2007; 21.0% en el 2T 2006).

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el segundo trimestre de 2007 a S/. 57.8 millones, en comparación con S/. 46.9 millones del mismo período del año anterior, esto es, un incremento de 23.3%, debido principalmente a lo siguiente:

- Un aumento de 29.4% en los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un aumento moderado de 12.1% en los gastos fijos.

En el segundo trimestre del 2007 los gastos de venta y administración representaron el 12.3% de las ventas netas frente a 11.9% del mismo período del año anterior.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

INGRESOS FINANCIEROS
Los ingresos financieros del segundo trimestre de 2007 ascendieron a S/. 11.6 millones en comparación con S/. 8.0 millones del mismo período del año anterior, lo que representa un aumento de 44.4%, debido principalmente a un incremento de intereses de las cuentas por cobrar a mediano plazo y, adicionalmente, a un aumento de los descuentos por pronto pago otorgados por proveedores del exterior (en el 2T 2007 las compras a proveedores fueron mayores que las del mismo período del año anterior debido al crecimiento de las ventas).

Ferreyros y Subsidirias: Evolución de los ingresos financieros
(En S/. millones)



30
25
20
15
10
5
0

2004	2005	2006	Ene-Jun 2006	Ene-Jun 2007
22.7	25.4	24.2	16.7	21.7

GASTOS FINANCIEROS
Los gastos financieros ascendieron a S/. 11.6 millones en el segundo trimestre de 2007 en comparación con S/. 7.7 millones del mismo período del año anterior, lo que equivale a un aumento de 49.8%, debido, principalmente, a un aumento de S/.177.6 millones en el pasivo promedio sujeto a pago de interés (el pasivo promedio en el 2T 2007 fue de S/. 646.9 millones frente al pasivo promedio del 2T 2006 que fue de S/. 469.3 millones) y, adicionalmente, a un ligero aumento en la tasa de interés de las obligaciones en dólares con instituciones financieras nacionales. Dicho aumento fue compensado en parte con un menor pago en soles de intereses pactados en dólares americanos, debido a la caída del tipo de cambio (la mayor parte de las obligaciones de la compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA
En el 2T del 2007 se registró en este rubro la participación de la compañía en los resultados de una asociada del sector seguros por S/. 3.4 millones. Dicha participación en el mismo período del año anterior ascendió a S/. 0.2 millones.

OTROS INGRESOS (EGRESOS)
En el segundo trimestre de 2007 se registró en este rubro, principalmente, un egreso neto de S/. 1.2 millones en comparación con un egreso neto de S/. 0.5 millones del mismo período del año anterior. En el segundo trimestre de 2007, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 3.2 millones por provisión para desvalorización de inversiones; ii) un ingreso de S/. 0.1 millones por resoluciones de contrato; iii) un ingreso de S/. 0.2 millones por alquiler de locales; iv) un ingreso de S/.0.8 millones por servicios diversos prestados a una empresa minera, y v) otros ingresos netos por S/. 0.9 millones. En el segundo trimestre de 2006, se registraron en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por resoluciones de contrato; ii) un ingreso de S/. 0.1 millones por alquiler de locales; iii) un ingreso de S/. 0.4 millones por servicios prestados a empresa minera, y iv) un egreso neto de S/. 1.2 millones por otros conceptos.

UTILIDAD (PÉRDIDA) EN CAMBIO
El segundo trimestre de 2007 y el segundo trimestre de 2006 incluyen utilidades en cambio por S/. 2.0 millones y S/. 7.7 millones, respectivamente. En ambos periodos la utilidad fue originada por la apreciación del nuevo sol frente al dólar norteamericano (0.9% el segundo trimestre de 2007 y 4.5% el segundo trimestre de 2006).

En el caso de Ferreyros, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

FERREYROS S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del segundo trimestre de 2007 y de 2006 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del segundo trimestre de 2007 ascendió a S/. 31.4 millones en comparación con S/. 27.0 millones del mismo período del año anterior, esto es, un incremento de 16.3%, explicado por un incremento en la utilidad bruta, un aumento en los ingresos financieros, un incremento en la participación patrimonial en asociada. Ello ha permitido cubrir el incremento de los gastos de administración y ventas, mayores egresos diversos, disminución en la utilidad en cambio, aumento de los gastos financieros, así como aumentar la utilidad neta en S/. 4.4 millones en relación con la obtenida en el mismo periodo del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) en el 2T 2007 ascendió a S/. 139.1 millones frente a S/. 99.7 millones del mismo período del año anterior, lo cual representa un incremento de 39.5%.

ANÁLISIS DEL BALANCE GENERAL

El total de activos al 30 de junio de 2007 ascendió a S/. 1,325.5 millones en comparación con S/. 974.5 millones al 30 de junio de 2006, lo que significa un incremento neto de S/. 351.0 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 55.4 millones, que se explica por: i) un aumento de S/. 50.8 millones por mayores ventas; ii) un aumento de S/. 7.6 millones debido a la disminución en la provisión para cobranza dudosa; y iii) una disminución de S/. 3.0 millones por incremento en intereses diferidos de ventas a plazo que serán reconocidos como ingresos en meses futuros.

b) Aumento neto de Existencias por S/. 159.7 millones debido a: i) un aumento de S/.202.1 millones por compras efectuadas en el período para atender el crecimiento de las ventas; ii) una disminución neta de S/. 33.0 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; y iii) una reducción de S/. 9.4 millones por incremento en la provisión para desvalorización de existencias.

c) Aumento neto del Activo Fijo por S/. 117.7 millones, que se explica por: i) un aumento de S/. 103.5 millones por compras de equipos para la flota de alquiler; ii) un aumento de S/. 52.2 millones por compras de otros activos fijos (S/.23.9 millones por construcción del nuevo local, S/. 16.0 millones por compras de maquinaria y S/. 12.2 millones por compras de otros activos fijos); iii) un incremento neto de S/. 33.0 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; iv) una disminución de S/.33.8 millones por ventas de activos fijos; v) una reducción de S/.34.7 millones por aumento en la depreciación acumulada; y vi) una disminución de S/. 2.5 millones por aumento en la provisión para desvalorización de activo fijo.

Al 30 de junio de 2007, el total de pasivos ascendió a S/. 872.5 millones en comparación con S/. 619.8 millones al 30 de junio de 2006, lo que equivale a un incremento de S/. 252.7 millones. La conformación de las obligaciones de la empresa al 30 de junio del 2007 se muestra en el anexo 4.

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de junio de 2007 es de 1.34, inferior al ratio corriente de 1.80 al 30 de junio de 2006, debido a transferencias de las deudas a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 30 de junio de 2007 es 1.50 en comparación con 1.33 al 30 de junio de 2006. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS ANEXO 1

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	2T 07	%	1T 07	%	2T 06	%	2T 07/ 1T 07 %	2T 07/ 2T 06 %	Acumulado al 30-06-07	%	Acumulado al 30-06-06	%	Variacion %
Ventas Netas	471,925	100 0	509,242	100 0	393,491	100.0	-7.3	19.9	981,167	100 0	729,854	100 0	34 4
Costo de Ventas	(371,804)	-78 8	(403,916)	-79 3	(310,687)	-79.0	-8.0	19.7	(775,720)	(79 1)	(568,727)	(77 9)	36.4
Utilidad en ventas	**100,121**	**21.2**	**105,326**	**20.7**	**82,804**	**21.0**	**-4.9**	**20.9**	**205,447**	**20.9**	**161,127**	**22.1**	**27.5**
Gastos de Venta y Administración	(57,832)	-12 3	(55,522)	-10.9	(46,893)	-11.9	4.2	23.3	(113,354)	(11.6)	(95,087)	(13 0)	19.2
Otros Ingresos (Egresos), neto	(1,225)	-0 3	1,127	0.2	(460)	-0.1	-208.7	166.4	(98)	(0 0)	577	0 1	(117 0)
Utilidad en operaciones	**41,064**	**8.7**	**50,931**	**10.0**	**35,451**	**9.0**	**-19.4**	**15.8**	**91,995**	**9.4**	**66,617**	**9.1**	**38.1**
Ingresos Financieros	11,576	2.5	10,142	2 0	8,017	2.0	14.1	44.4	21,718	2.2	16,746	2.3	29.7
Utilidad (Pérdida) en cambio	1,972	0 4	1,285	0 3	7,650	1.9	53 4	-74.2	3,257	0.3	11,534	1.6	(71 8)
Gastos Financieros	(11,590)	-2.5	(9,360)	-1 8	(7,737)	-2.0	23 8	49.8	(20,950)	(2 1)	(17,404)	(2 4)	20 4
Participación en los resultados de asociada bajo el método de participación patrimonial	3,354	0.7	4,080	0.8	195	0.0	-17.8	1,620.2	7,435	0.8	589	0.1	1,162.3
Utilidad antes de Participaciones e Impuesto a la Renta	**46,377**	9 8	**57,079**	11 2	**43,575**	11.1	-18.7	6 4	**103,455**	**10.5**	**78,081**	**10.7**	**32.5**
Participaciones	(3,381)	-0.7	(4,528)	-0.9	(3,678)	-0.9	-25.3	-8.1	(7,909)	(0.8)	(6,718)	(0.9)	17.7
Utilidad antes de Impuesto a la Renta	**42,996**	9 1	**52,551**	10 3	**39,898**	10.1	-18.2	7.8	**95,547**	**9.7**	**71,364**	**9.8**	**33.9**
Impuesto a la Renta	(11,551)	-2.4	(15,703)	-3 1	(12,867)	-3.3	-26.4	-10.2	(27,253)	(2 8)	(23,322)	(3.2)	16.9
Utilidad neta	**31,445**	6.7	**36,848**	7 2	**27,030**	6.9	-14.7	16.3	**68,293**	**7.0**	**48,041**	**6.6**	**42.2**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS ANEXO 2

Balance General

(En miles de nuevos soles)

	30-Jun-07	30-Jun-06	Variación % 30-Jun-07 30-Jun-06
Caja y bancos	53,371	37,877	40.9
Cuentas por cobrar comerciales	351,025	320,596	9.5
Otras cuentas por cobrar	16,771	9,521	76.2
Inventarios	455,223	295,542	54.0
Gastos pagados por adelantado	6,533	8,859	-26.3
Activo Corriente	**882.923**	**672.395**	31.3
Cuentas por cobrar comerciales a largo plazo	52,897	27,890	89.7
Equipo de alquiler	160,815	79,329	102.7
Otros activos fijos	409,345	366,752	11.6
	570,160	446,081	27.8
Depreciación acumulada	(212,358)	(206,022)	3.1
Inmueble, maquinaria y equipo, neto	357,802	240,059	49.0
Inversiones	18,757	19,029	-1.4
Otros activos no corrientes	13,110	15,145	-13.4
Activo no Corriente	**442.566**	**302.123**	46.5
Total Activo	**1.325.488**	**974.518**	36.0
Deuda de corto plazo	92,304	79,529	16.1
Otros pasivos corrientes	568,140	293,097	93.8
Pasivo corriente	**660.444**	**372.626**	77.2
Deuda de largo plazo	212,005	247,174	-14.2
Total Pasivo	**872.450**	**619.800**	40.8
Ganancias diferidas	**10.215**	**5.167**	97.7
Patrimonio	**442.823**	**349.551**	26.7
Total Pasivo y Patrimonio	**1.325.488**	**974.518**	36.0
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada periodo)	17,919	15,744	
UAIDA	**139.067**	**99.696**	39.5
Ratios Financieros			
Ratio corriente	1.34	1.80	
Apalancamiento Financiero	1.50	1.33	
Valor contable por acción	1.45	1.35	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A Y SUBSIDIARIAS

ANEXO 3

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	2T 07	%	1T 07	%	2T 06	%	2T 07/ 1T 07 %	2T 07/ 2T 06 %	Acumulado al 30-6-2007	%	Acumulado al 30-6-2006	%	Variación %
Caterpillar:													
Gran mineria	34,623	7.3	104,335	20.5	76,057	19.3	-66.8	-54.5	138,958	14.2	146,853	20.1	-5.4
Otros	151,977	32.2	128,765	25.3	90,494	23.0	18.0	67.9	280,742	28.6	116,227	15.9	141.5
	186,600	39.5	233,100	45.8	166,551	42.3	-19.9	12.0	419,700	42.8	263,080	36.0	59.5
Equipos agricolas	9,605	2.0	6,872	1.3	8,802	2.2	39.8	9.1	16,477	1.7	15,210	2.1	8.3
Automotriz	43,064	9.1	31,323	6.2	7,087	1.8	37.5	507.7	74,387	7.6	15,382	2.1	383.6
Unidades usadas	11,756	2.5	29,793	5.9	17,892	4.5	-60.5	-34.3	41,549	4.2	33,439	4.6	24.3
	251,025	53.2	301,088	59.1	200,332	50.9	-16.6	25.3	552,113	56.3	327,111	44.8	68.8
Repuestos y servicios	158,270	33.5	152,663	30.0	160,694	40.8	3.7	-1.5	310,933	31.7	340,831	46.7	-8.8
Alquileres	9,704	2.1	6,447	1.3	4,651	1.2	50.5	108.6	16,151	1.6	8,334	1.1	93.8
Otras ventas de subsidiarias	52,925	11.2	49,045	9.6	27,814	7.1	7.9	90.3	101,970	10.4	53,578	7.3	90.3
Total	**471,925**	100.0	**509,242**	100.0	**393,491**	100.0	-7.3	19.9	**981,167**	100.0	**729,854**	100.0	34.4

Distribución porcentual de las ventas de la compañia por sectores economicos:

	Acumulado al 30-06-2007
Mineria	47.3%
Construcción	26.5%
Comercio y Servicic	2.2%
Pesca	3.5%
Agricultura	2.5%
Hidrocarburos	4.1%
Transporte	6.6%
Gobierno	0.9%
Industria	2.8%
Otros	3.7%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del Pasivo al 30 de junio del 2007
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	100,851	79,751	9,487	11,612
Papeles Comerciales	14,750	14,750		
Proveedores:				
Caterpillar	26,213	26,213		
Otros	25,067	25,067		
Bonos corporativos	63,750		17,500	46,250
Caterpillar Financial Services	8,275		2,058	6,217
Inst. Financieras Nacionales	8,418	3,787	601	4,030
Otros pasivos	32,032	32,032		
Total	279,356	181,600	29,646	68,109

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2007	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Junio del año 2007 y 31 de Diciembre del año 2006
(En miles de nuevos soles)

	Notas	Al 30 de Junio 2007	Al 31 de Diciembre 2006
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		53,371	48,761
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	351,025	315,270
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar (neto)		16,771	13,280
Existencias (neto)	4	455,223	402,508
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Diferidos		6,533	5,493
Otros Activos		0	0
Total Activo Corriente		**882,923**	**785,312**
Activo No Corriente			
Inversiones Financieras		**18,757**	**20,826**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		16,415	18,023
Otras Inversiones Financieras		2,342	2,803
Cuentas por Cobrar Comerciales	3	52,897	40,754
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	5	357,802	267,292
Activos Intangibles (neto)		253	296
Activo por Impuesto a la Renta y Participaciones Diferidos		6,656	7,761
Crédito Mercantil		5,290	0
Otros Activos		910	99
Total Activo No Corriente		**442,565**	**337,028**
TOTAL ACTIVO		**1,325,488**	**1,122,340**

	Notas	Al 30 de Junio 2007	Al 31 de Diciembre 2006
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		467	2,212
Obligaciones Financieras		403,987	285,436
Cuentas por Pagar Comerciales		162,440	151,613
Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		9,408	24,359
Otras Cuentas por Pagar		84,143	84,714
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**660,445**	**548,334**
Pasivo No Corriente			
Obligaciones Financieras		212,005	164,061
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		10,215	10,889
Total Pasivo No Corriente		**222,220**	**174,950**
Total Pasivo		**882,665**	**723,284**
Patrimonio Neto			
Capital	8	335,749	284,196
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados	8	15,937	15,937
Reservas Legales		22,844	13,088
Otras Reservas		0	0
Resultados Acumulados	8	68,293	85,835
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz		**442,823**	**399,056**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**442,823**	**399,056**
TOTAL PASIVO Y PATRIMONIO NETO		**1,325,488**	**1,122,340**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2007	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2006	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2007	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2006
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		474,195	386,810	984,332	724,791
Otros Ingresos Operacionales		142	1,190	179	1,306
Total de Ingresos Brutos		**474,337**	**388,000**	**984,511**	**726,097**
Costo de Ventas (Operacionales)		(374,216)	(305,195)	(779 064)	(564,970)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(374,216)**	**(305,195)**	**(779,064)**	**(564,970)**
Utilidad Bruta		**100,121**	**82,805**	**205,447**	**161,127**
Gastos de Ventas		(36,434)	(26,730)	(70,279)	(52,298)
Gastos de Administración		(21,398)	(20,164)	(43 075)	(42,789)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		0	0	0	577
Otros Gastos		(1,225)	(460)	(98)	
Utilidad Operativa		**41,064**	**35,451**	**91,995**	**66,617**
Ingresos Financieros		13,549	15,666	24,975	28,279
Gastos Financieros		(11,590)	(7,737)	(20 950)	(17,404)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		3,354	195	7,435	589
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**46,377**	**43,575**	**103,455**	**78,081**
Participación de los trabajadores		(3,381)	(3,678)	(7 909)	(6,718)
Impuesto a la Renta		(11,551)	(12,867)	(27 253)	(23,322)
Utilidad (Pérdida) Neta de Actividades Contínuas		**31,445**	**27,030**	**68,293**	**48,041**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**31,445**	**27,030**	**68,293**	**48,041**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		31,445	27,030	68,293	48,041
Intereses Minoritarios		0	0	0	0
		31,445	**27,030**	**68,293**	**48,041**
Utilidad (Pérdida) Neta del Ejercicio					
Utilidad (Pérdida) Básica por Acción Común		0.103	0.089	0.224	0.157
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Contínuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2007 al 30 de Junio de 2007	Del 1 de Enero de 2006 al 30 de Junio de 2006
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		925,335	704,784
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		7,808	5,838
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		14,390	19,147
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(854,010)	(646,702)
Remuneraciones y Beneficios Sociales		(90,177)	(63,100)
Tributos		(37,125)	(17,433)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(26,964)	(6,878)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(60,743)**	**(4,344)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	125
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		679	1,203
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		4,318	15
Otros Cobros de Efectivo Relativos a la Actividad		129	755
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(2,645)	(3,637)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(43,537)	(19,061)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
Compra y desarrollo de Activos Intangibles		(5,290)	0
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(46,346)**	**(20,600)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(1,688)	4,464
Emisión y aceptación de Obligaciones Financieras		303,222	234,829
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		6,656	0
Menos pagos (salidas) por:		0	
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(153,812)	(160,950)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(11,340)	(14,085)
Dividendos Pagados a accionistas de la Matriz		0	0
Dividendos Pagados a Intereses Minoritarios		(25,454)	(13,139)
Otros Pagos de Efectivo Relativos a la Actividad		(5,885)	(5,487)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**111,699**	**45,632**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**4,610**	**20,688**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		48,761	17,189
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**53,371**	**37,877**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN

Utilidad (Pérdida) Neta del Ejercicio	68,293	48,041
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	1,644	3,998
Desvalorización de Existencias	1,938	6,170
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	17,860	15,662
Amortización de Activos Intangibles	59	0
Amortización de Otros Activos	0	82
Provisiones	23,611	18,073
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	348	401
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	2,097	(812)
Otros	20,442	13,934
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	0	0
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(7,435)	589
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	(6,066)	(1,348)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(36,886)	(45,498)
(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(6,472)	(3,364)
(Aumento) Disminución en Existencias	(66,224)	(5,764)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Diferidos	(3,786)	(1,901)
(Aumento) Disminución de Otros Activos	0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	7,639	(54,772)
Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	(77,805)	2,165
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**(60,743)**	**(4,344)**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2007 y 2006
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2006	266,178	0	0	12,303	10,075	0	26,264	0	314,820	0	314,820
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	48,041	0	48,041	0	48,041
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	48,041	0	48,041	0	48,041
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(13,310)	0	(13,310)	0	(13,310)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	18,018	0	0	0	0	0	(18,018)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	3,634	6,805	0	(10,439)	0	0	0	0
Saldos al 30 de Junio de 2006	284,196	0	0	15,937	16,880	0	32,538	0	349,551	0	349,551
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	13,088	0	85,835	0	399,056	0	399,056
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	68,293	0	68,293	0	68,293
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	68,293	0	68,293	0	68,293
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(28,420)	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(5,862)	0	3,894	0	3,894
Saldos al 30 de Junio de 2007	335,749	0	0	15,937	22,844	0	68,293	0	442,823	0	442,823

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

END